
Mail Stop 7010

June 5, 2006

Mr. Brent L. Korb
Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

> **RE:** **Quanex Corporation**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Filed December 21, 2005**
> **File # 1-5725**

Dear Mr. Korb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2005

Selected Financial Data, page 14

1. In future filing, if you disclose cash flows from operating activities, please also disclose cash flows from investing and financing activities. Refer to FRP Section 202.

MD&A – Results of Operation, page 19

2. We note your disclosure regarding the $3.1 million increase in the reserve for doubtful accounts in FY 2005 due to the bankruptcies of Jernberg and Delphia. Please tell us and revise future filing to disclose the amount of any remaining exposure to these customers and to address the expected impact of the potential loss of these customers on future results.

MD&A – Contractual Obligations, page 25

3. It appears to us that you should revise future filings to include other liabilities under GAAP, including pension and OPEB benefits.

Consolidated Balance Sheets, page 33

4. Explain to us how you account for your deferred compensation plan and the related investments. To the extent applicable, demonstrate how your accounting complies with EITF 97-14.

Note 1. Critical Accounting Estimates – Long-Lived Assets, page 39

5. It is not clear if the impairment policy you disclose for property, plant and equipment and intangibles complies with paragraph 16 of SFAS 144 and if the impairment policy you disclose for goodwill complies with paragraph 20 of SFAS 142. Please advise and clarify in future filings.

Note 2. Acquisitions, page 44

6. In regard to the purchase price allocation related to your acquisition of Mikron, please tell us:
   - How you determined that the loan receivable and subsequent equity investment have no value;
   - If and how you valued customer relationships with customers you already served;
   - How you determined the useful lives for trade-names and customer relationships; and
   - If and how you valued the "product offerings being rolled out by Mikron" that you believe are of considerable value.

Note 6. Inventories, page 49

7. We have the following comments regarding your inventory accounting policy and
   related disclosures:

   • Please explain to us why you value your inventory using both the FIFO and
     LIFO methods. We note your disclosure that you have continued the original
     accounting policies of acquired companies. It is not clear to us why you have
     adopted this policy instead of conforming the accounting policies of the
     acquired companies to a consistent policy.
   • Please tell us if similar materials and products are valued using both the FIFO
     and LIFO methods.
   • Please explain to us how you have considered Chapter 4 of ARB 43 in
     electing to value your inventory using both the FIFO and LIFO methods. In
     your explanation, please tell us how and why each method most clearly
     reflects periodic income.
   • With a view towards future disclosure, please help us understand how your
     use of different accounting policies impacts your operating results.

Note 10. Long-Term Debt and Financing Arrangements, page 53

8. It appears that your Convertible Senior Debentures are not conventional
   convertible instruments since the conversion option is not settled in a fixed
   number of shares or an equivalent amount of cash. Please tell us how you
   considered the requirements of paragraphs 12-32 of EITF 00-19 and determined
   that the embedded conversion feature of your debt meets the exclusion in
   paragraph 11(a) of SFAS 133 and therefore does not need to be bifurcated and
   accounted for as a derivative.

Note 21. Quarterly Results of Operations, page 71

9. Revise future filing to present gross profits as required by Item 302(a) of
   Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief